EXHIBIT 99.1

Hydrogenics to Present at the Roth Capital Conference  on March 15, 2016

MISSISSAUGA, Ontario, Feb. 29, 2016 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it will present at the 28th Annual Roth Capital Conference on Tuesday, March 15, 2016 in Dana Point, California. Management will review the Company's operations and growth strategy at 3:00 p.m. Pacific Time.

A live audio webcast of the Company’s presentation will be accessible via the Hydrogenics website. To hear the presentation and view related materials, please visit the website at www.hydrogenics.com. A replay will be available for ninety days.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, China, India, Europe, the US and Canada.

Company Contacts:
Chris Witty
Hydrogenics Investor Relations
646-438-9385
cwitty@darrowir.com